Exhibit 99.4

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Enterprise Risk Case Management Solution Selected by SunTrust
to Consolidate its Investigations Process

NICE Actimize ERCM enables visibility across multiple lines of business, channels, and products

New York, January 12, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, was selected by SunTrust Banks, Inc. for its Enterprise Risk Case Management (ERCM) solution to consolidate the firm’s financial crime investigations processes. The NICE Actimize ERCM implementation will be rolled out across the bank’s operations throughout the United States.

SunTrust is licensing the NICE Actimize ERCM solution to replace its legacy case management system and to consolidate operations across its Anti-Money Laundering (AML), Fraud and Corporate Security groups. SunTrust, which also uses NICE Actimize’s AML solutions (Customer Due Diligence and Transaction Monitoring), is unifying its financial crime investigations processes.

With the ability to consolidate information from existing detection systems into a single operational and investigations hub, the enhanced functionality of  NICE Actimize ERCM will enable SunTrust to have visibility across multiple lines of business, channels, products, and regions.

"SunTrust represents the industry’s increased demand for solutions that provide a holistic, integrated approach to fighting financial crime by allowing a single view of the customer across their institution, and which enable a more efficient, cost-effective approach to identifying all types of illicit activities,” said Chad Hetherington, Global Vice President & General Manager, Case Management Solutions, NICE Actimize. “As we grow our relationship with SunTrust, our objective is to provide world-class financial crime capabilities that address regulatory requirements, and improve customer experience, in an increasingly competitive financial services marketplace.”

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention, Anti-Money Laundering, Financial Markets, and Enterprise Risk Management please visit our web site.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.